EXHIBIT (a)(2)(G)

FOR IMMEDIATE RELEASE

LONESTAR ANSWERS ACCREDITED’S COMPLAINT AND FILES

COUNTERCLAIMS IN DELAWARE COURT

DALLAS, August 20, 2007 — LSF5 Accredited Investments, LLC (“Lone Star”), a subsidiary of Lone Star Fund V (U.S.), L.P., today announced that that it has filed an answer and counterclaims in response to the complaint filed on August 13 by Accredited Home Lenders Holding Co. (Nasdaq: LEND) (“Accredited”) in the Court of Chancery for New Castle County, Delaware.

In its answer, Lone Star categorically denies Accredited’s claims that Lone Star is in breach of its obligations under the merger agreement with Accredited and that it has repudiated the merger agreement. Lone Star also asserted that Accredited would never be entitled to an injunction enforcing the merger agreement against Lone Star in any event, because Accredited’s only possible contractual remedy is a reverse break-up fee of $12 million.

Lone Star’s counterclaims seek court declarations that Accredited has not met the conditions to closing the current tender offer because it has suffered a Material Adverse Effect, as defined in the Merger Agreement, and has materially breached numerous other obligations to Lone Star. Based on these and other claims, Lone Star believes it is entitled to terminate the merger agreement at its option any time and Lone Star is seeking a court order to that effect.

As previously announced, on June 4, 2007, Accredited and Lone Star Fund V (U.S.), L.P., through its affiliates LSF5 Accredited Merger Co., Inc. (“Purchaser”) and Lone Star, entered into a definitive merger agreement pursuant to which Lone Star and Purchaser agreed to acquire all of the common stock of the Accredited in an all-cash tender offer. The merger agreement was subsequently amended on June 15, 2007 by Lone Star, Purchaser and Accredited. Pursuant to the merger agreement, as amended, Lone Star and Purchaser have extended the tender offer on three occasions: July 17th, July 30th, and August 14th, 2007.

About Lone Star Funds

Lone Star is a leading U.S. private equity firm. Since 1995, the principals of Lone Star have organized private equity funds totaling more than $13.3 billion to invest globally in corporate secured and unsecured debt instruments, real estate related assets and select corporate opportunities. Additional information may be found at www.lonestarfunds.com.

Contact:

Ed Trissel

Joele Frank, Wilkinson Brimmer Katcher

212-895-8654